UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No X

Explanatory note
     This Report on Form 6-K contains a press release published by Deutsche Bank AG on December 21, 2010. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
New York / Frankfurt am Main, December 21, 2010
Deutsche Bank enters into Non-Prosecution Agreement with US Department of Justice
USD553.6 million fine was fully provisioned; no impact on current net income
     Deutsche Bank AG (XETRA: DBKGN.DE NYSE: DB) today announced that it has entered into a Non-Prosecution Agreement with the United States Attorney’s Office for the Southern District of New York, a part of the United States Department of Justice, and a Closing Agreement with the Internal Revenue Service, a part of the United States Department of the Treasury, to resolve an investigation related to the Bank’s participation in various tax-oriented transactions for clients from approximately 1996 to 2002. Under the terms of these agreements, the Bank will pay USD553.6 million. The Bank has previously taken appropriate provisions for the full amount of the fine, so the payment will not have any impact on current net income.
     Deutsche Bank is pleased that this investigation, which concerned transactions that ceased more than eight years ago, has come to a resolution. Since 2002, the Bank has significantly strengthened its policies and procedures as part of an ongoing effort to ensure strict adherence to the law and the highest standards of ethical conduct.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: December 22, 2010

	By:	/s/ Arne Wittig

	Name:	Arne Wittig
	Title:	Managing Director and
General Counsel
Germany, Central and Eastern Europe

	By:	/s/ M. Otto

	Name:	Mathias Otto
	Title:	Managing Director and
Deputy General Counsel
Germany, Central and Eastern Europe

3